Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of TLGY Acquisition Corporation on Form S-4 (No. 333-) to be filed on or about August 14, 2023 of our report dated August 14, 2023, on our audit of the financial statements of Verde Bioresins, Inc. (the “Company”) as of December 31, 2022 and 2021 and for each of the years then ended.  Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
August 14, 2023